Exhibit 99.1

NEWS RELEASE
July 9th, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN COMPLETES INFILL DRILLING PROGRAM,
HITS 62.00 METERS OF 0.96 G/T AU, 76.4 G/T AG (2.5 G/T AUEQ) AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s ongoing 2014 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. Recently the company released a positive PEA on the Ixtaca deposit (see news release dated April 16th, 2014). The mineral resources incorporated into the PEA mine plan were comprised of 29% Measured, 55% Indicated and 16% Inferred. The results reported today are from drilling carried out subsequent to the 2014 resource update and PEA and designed to upgrade resources remaining in the inferred category to the higher confidence measured and indicated categories. Infill drilling is now complete and the Company’s 2014 drilling is currently focussed on exploring the large and highly prospective Tuligtic concession for gold-silver deposits. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-14-413                                CHEMALACO ZONE SECTION 49950 NORTH, 070 Az, -30 dip
102.25 meters @ 0.32 g/t gold and 33.7 g/t silver (1.0 g/t gold equivalent)
Including                      9.25 meters @ 1.11 g/t gold and 83.4 g/t silver (2.8 g/t gold equivalent)
Including                      2.00 meters @ 1.30 g/t gold and 63.6 g/t silver (2.6 g/t gold equivalent)

Hole TU-14-414                                CHEMALACO ZONE SECTION 49950 NORTH, 070 Az, -55 dip
19.50 meters @ 0.40 g/t gold and 15.9 g/t silver (0.7 g/t gold equivalent)
Including                      1.50 meters @ 1.65 g/t gold and 55.8 g/t silver (2.8 g/t gold equivalent)
45.25 meters @ 0.27 g/t gold and 16.0 g/t silver (0.6 g/t gold equivalent)

Hole TU-14-415                                CHEMALACO ZONE SECTION 50025 NORTH, 070 Az, -48 dip
57.50 meters @ 0.46 g/t gold and 48.6 g/t silver (1.4 g/t gold equivalent)

Hole TU-14-417                                CHEMALACO ZONE SECTION 50125 NORTH, 070 Az, -30 dip
61.65 meters @ 0.77 g/t gold and 36.2 g/t silver (1.5 g/t gold equivalent)
Including                      24.50 meters @ 1.48 g/t gold and 38.6 g/t silver (2.3 g/t gold equivalent)

Hole TU-14-418                                CHEMALACO ZONE SECTION 49950 NORTH, 250 Az, -83 dip
213.00 meters @ 0.60 g/t gold and 48.2 g/t silver (1.6 g/t gold equivalent)
Including                      62.00 meters @ 0.96 g/t gold and 76.4 g/t silver (2.5 g/t gold equivalent)

Hole TU-14-419                                CHEMALACO ZONE SECTION 50050 NORTH, 070 Az, -75 dip
23.25 meters @ 0.27 g/t gold and 64.9 g/t silver (1.6 g/t gold equivalent)
37.00 meters @ 0.37 g/t gold and 70.4 g/t silver (1.8 g/t gold equivalent)

Hole TU-14-420                                CHEMALACO ZONE SECTION 50050 NORTH, 070 Az, -50 dip
49.60 meters @ 0.27 g/t gold and 21.1 g/t silver (0.7 g/t gold equivalent)
Including                      8.50 meters @ 0.85 g/t gold and 54.1 g/t silver (1.9 g/t gold equivalent)

J.D. Poliquin, chairman of Almaden stated, “Today’s holes once again show the continuity of this part of the Ixtaca deposit. The infill drilling program, designed to upgrade the confidence of our resource base is now complete. We are now focussed on exploring other areas within our high prospective 14,000 hectare concession, which holds the potential for additional entirely separate gold-silver discoveries.”

Below is a plan map and relevant sections which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Project
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010 on claims staked by the Company. On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone. Since that time drilling has been focused on expanding and infilling the known mineralization. An updated resource statement was reported on January 22, 2014 and formed the base for the maiden Preliminary Economic Assessment (“PEA”), the results of which were reported on April 16, 2014 and are detailed in a technical report entitled "Preliminary Economic Assessment Technical of the Ixtaca Deposit", which is available on Almaden’s website at www.almadenminerals.com or under Almaden's profile on SEDAR at www.sedar.com. The Preliminary Economic Assessment outlines one concept for the development of a potentially large scale, long life, low cost open pit gold-silver mining operation based on the estimated mineral resource. The conclusions and recommendations of the PEA are that the Ixtaca deposit may be economically viable and the Company should proceed to a Pre-Feasibility study ("PFS"). Apart from exploration drilling, work underway currently includes all the necessary engineering and environmental studies to support the completion of a PFS. These include geomechanical and geotechnical drilling, additional metallurgical studies, environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring, a geochemistry program, and engineering studies. At present the Company has redirected drilling efforts to the exploration of high priority epithermal targets outside of the Ixtaca zone but within the project boundaries.

Hole #           From (m)                      To (m)           Interval (m)                      Au (g/t)                      Ag (g/t)                      AuEq (g/t)                      AgEq (g/t)SECTION
TU-14-413                      185.00                      287.25                      102.25                      0.32           33.7           1.0           50           49950N
including                      223.25                      232.50                      9.25           1.11           83.4           2.8           139
including                      238.50                      240.50                      2.00           1.30           63.6           2.6           129
TU-14-413                      303.50                      311.60                      8.10           0.41           10.8           0.6           31
TU-14-414                      211.50                      231.00                      19.50           0.40           15.9           0.7           36           49950N
including                      225.25                      226.75                      1.50           1.65           55.8           2.8           138
TU-14-414                      260.25                      305.50                      45.25           0.27           16.0           0.6           29
including                      272.50                      274.50                      2.00           0.59           35.5           1.3           65
including                      284.00                      285.50                      1.50           0.69           104.6           2.8           139
TU-14-415                      238.00                      295.50                      57.50           0.46           48.6           1.4           71           50025N
including                      245.50                      285.50                      40.00           0.61           64.8           1.9           95
including                      245.50                      249.50                      4.00           1.04           105.3           3.1           157
including                      252.50                      274.50                      22.00           0.57           79.4           2.2           108
TU-14-417                      131.35                      193.00                      61.65           0.77           36.2           1.5           75           50125N
including                      162.00                      186.50                      24.50           1.48           38.6           2.3           113
including                      179.86                      183.00                      3.14           7.75           29.5           8.3           417
TU-14-418                      55.00           268.00                      213.00                      0.60           48.2           1.6           78           49950N
including                      115.00                      124.00                      9.00           0.46           170.8           3.9           194
including                      143.00                      205.00                      62.00           0.96           76.4           2.5           125
including                      146.00                      152.45                      6.45           1.57           153.0           4.6           232
including                      157.75                      163.60                      5.85           1.58           118.6           4.0           198
including                      176.00                      178.00                      2.00           3.31           138.8           6.1           304
including                      199.50                      202.00                      2.50           2.41           162.3           5.7           283
TU-14-419                      52.00           122.50                      70.50           0.17           33.7           0.8           42           50050N
including                      92.25           115.50                      23.25           0.27           64.9           1.6           79
including                      110.00                      115.50                      5.50           0.34           114.4           2.6           131
TU-14-419                      131.00                      168.00                      37.00           0.37           70.4           1.8           89
including                      161.75                      165.00                      3.25           2.50           420.8           10.9           546
TU-14-419                      189.00                      194.00                      5.00           0.20           39.1           1.0           49
TU-14-420                      52.40           102.00                      49.60           0.27           21.1           0.7           34           50050N
including                      81.00           89.50           8.50           0.85           54.1           1.9           97
TU-14-420                      114.00                      186.00                      72.00           0.25           22.1           0.7           35
including                      212.00                      223.00                      11.00           0.14           12.2           0.4           19

The Ixtaca deposit and any potential mining operation would be located in an area previously logged or cleared with negligible to no current land usage. The Company has employed up to 70 people in its drilling program who live local to the Ixtaca deposit. Local employees make up virtually all the drilling staff, who have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the PEA are properly understood and communicated throughout the course of the Company’s exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program
The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources
This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.